Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 18, 2008

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on July 17, 2008, entitled “INFORMATION RELATING TO INTERIM MANAGEMENT STATEMENT”.

17 July 2008

INFORMATION RELATING TO INTERIM MANAGEMENT STATEMENT

Vodafone Group Plc (“Vodafone”) is publishing today additional information to assist investors and analysts in their understanding of Vodafone’s results for the quarter ended 30 June 2008 to be announced on 22 July 2008.

Visitor revenue and revenue from Mobile Virtual Network Operators, or MVNOs, are now reported in the line “other service revenue”. This revenue was previously reported within each of the lines for voice, messaging and data revenue. Visitor revenue represents the amounts received by a Vodafone operating company when customers of another operator, including those of other Vodafone companies, roam onto its network. Visitor revenue previously reported within data revenue will continue to be included in the measurement of total communications initiatives.

The calculation of ARPU has also been revised and now excludes fixed line revenue, fixed advertising revenue and revenue related to business managed services.

A spreadsheet with the revised historical comparisons to the information that will be released on 22 July 2008 is available on www.vodafone.com/investor.

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For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0) 1635 664447

Media Relations

Tel:  +44 (0) 1635 664444

Notes for editors:

About Vodafone

Vodafone is the world’s leading international mobile communications group with over 260 million proportionate customers as of 31 March 2008. Vodafone currently has equity interests in 25 countries across five continents and a further 42 partner networks worldwide. For more information, please visit www.vodafone.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 18, 2008	By: /s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Group General Counsel and Company
Secretary